

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 17, 2008

Mr. Gregory H. Boyce
Chairman and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, MO 63101

    **Re:** **Peabody Energy Corporation**
       **Form 10-K for the Fiscal Year Ended December 31, 2007**
       **Filed February 28, 2008**
       **Form 10-Q for the Quarterly Period Ended March 31, 2008**
       **Filed May 9, 2008**
       **Response letter dated May 14, 2008**
       **File No. 1-16463**

Dear Mr. Boyce:

   We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note your response to our previous comment number five. Please confirm that you will include such explanatory disclosure in your future filings.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Property, Plant, Equipment and Mine Development Cost, page F-9

2.      We have considered your response to prior comment number four wherein you
        indicate the straight-line method you apply to certain of your mine development
        assets "is most appropriate given the life assigned to respective assets is reviewed
        and updated as necessary based on our annual life of mine determinations
        consistent with other estimation requirements (e.g. asset retirement
        determinations) related to an operation." Based on your response, please confirm,
        if true, that the straight-line methodology you use for 80% of your mine
        development assets allocates the cost of those assets in a systematic and rational
        manner to the periods during which the related assets are expected to provide
        benefit, or otherwise advise. Refer to paragraph 86(c) of FASB Statement of
        Concepts 5.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Controls and Procedures, page 36

3.      You disclose that your "disclosure controls and procedures are designed to,
        among other things, provide reasonable assurance." Please confirm, if true, that
        your relevant officers have concluded that your disclosure controls and
        procedures are effective at the reasonable assurance level or otherwise advise and
        so state. Additionally, please modify your conclusion as to effectiveness of your
        disclosure controls and procedures to ensure that the reader understands their
        effectiveness is based upon the reasonable assurance level.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.  Please contact John Madison at (202) 551-3296 or in his absence, Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director